# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Dixie Group, Inc., CIK 0000029332
CUSIP: 255519100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Reed Rd, Dalton, Georgia (GA), 30720
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001218250

## Reporting persons
- Robert Evans Shaw: citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,199,444; sole dispositive power 0; shared dispositive power 2,199,444; aggregate amount beneficially owned 2,199,444 (0.2% of the class)

## Item 1. Issuer
Name of issuer: The Dixie Group, Inc.
Address of issuer's principal executive offices: Reed Rd, Dalton, Georgia, 30720

## Item 2. Person Filing
Name of person filing: Robert E. Shaw
Address of principal business office or, if none, residence: 114 N. Pentz Street, Dalton, GA 30720
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,199,444
Percent of class: 15.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,199,444
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,199,444

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Shares are held by the Anna Sue and Robert Shaw Foundation but still voted by Robert Shaw.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Robert Evans Shaw: /s/ Robert Evans Shaw, Robert Evans Shaw (02/19/2026)